

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Mr. Don Joos
President and Chief Executive Officer
Shoretel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085-3913

　　　　Re:　　Shoretel, Inc.
　　　　　　　Form 10-K for the Fiscal Year Ended June 30, 2013
　　　　　　　File No. 001-33506
　　　　　　　Filed September 12, 2013

Dear Mr. Joos:

　　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Robert S. Littlepage, for

　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　Assistant Director